Exhibit 99.1

GOLD STANDARD SUBMITS PLAN OF OPERATIONS TO THE BUREAU OF LAND MANAGEMENT

Key step in initiating the South Railroad Project permitting process.

November 6, 2020 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) today reported that it has submitted its Plan of Operations (the “Plan”) to the Federal Bureau of Land Management outlining the Company’s plans to build and operate the proposed South Railroad open pit gold project, located in Elko County, Nevada (the “South Railroad Project”). This submission is a key step that initiates the project permitting process.

Once the Plan of Operations submission is ruled complete by the Bureau of Land Management, which we expect to occur in approximately 6 months, this will trigger preparation of an Environmental Impact Statement (“EIS”) pursuant to the National Environmental Policy Act (“NEPA”). The EIS process currently takes approximately 12 months to complete once started.

Bureau of Land Management is the lead agency for actions on public land and it oversees development of the EIS with significant input from supporting Federal, State, and local agencies. These other agencies can include entities such as: the Nevada Bureau of Mining Regulation and Reclamation, the Nevada Bureau of Air Pollution Control, the US Army Corps of Engineers, U.S. Fish and Wildlife, tribal governments, and the Nevada Division of Wildlife.

GSV’s General Manager Don Harris stated: “Submitting the Plan of Operation kicks off the initial phase of the permitting process for the mining of the South Railroad Project and is a significant milestone for Gold Standard Ventures.”

In parallel and in support of the permitting process GSV continues to advance its Feasibility Study, with an anticipated completion in the second half of 2021.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced-stage gold exploration company focused on building value in a safe, responsible, sustainable, and ethical manner by leveraging its strategic, cornerstone land package in Nevada’s Carlin Trend. Gold Standard intends to advance its South Railroad Project through permitting and a feasibility study towards a potential production decision. Gold Standard intends to augment this goal by advancing exploration that contributes value to the South Railroad Project.

Neither the Toronto Stock Exchange nor its regulation services provider nor the NYSE American LLC accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near-term development option, commencement of the EIS process, and anticipated announcement date of GSV’s feasibility study are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com